                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

     Information to be Included in Statements Filed Pursuant to 13d-1(a)
              and Amendments Thereto Filed Pursuant to 13d-2(a)
                              (Amendment No. 1)*


                        ITT Educational Services, Inc.
   -----------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
   -----------------------------------------------------------------------
                        (Title of Class of Securities)


                                 45068B 10 9
         -----------------------------------------------------------
                                (CUSIP Number)

                               Alan M. Schnaid
                   Vice President and Corporate Controller
                  Starwood Hotels & Resorts Worldwide, Inc.
         2231 East Camelback Road, Suite 400, Phoenix, Arizona 85016
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                 June 9, 1998
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page)


                             (Page 1 of 7 Pages)

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.      45068B 10 9                |                PAGE  2  OF  7  PAGES
          ----------------------          |                     ---    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Starwood Hotels & Resorts Worldwide, Inc.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      BK, OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER -

                                    9,450,000
        NUMBER OF            ---------------------------------------------------
         SHARES              8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                    -0-
          EACH               ---------------------------------------------------
       REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                      9,450,000
                             ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,450,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.      45068B 10 9                |                PAGE  3  OF  7  PAGES
          ----------------------          |                     ---    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       ITT Corporation

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER -

                                    9,450,000
        NUMBER OF            ---------------------------------------------------
         SHARES              8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                    -0-
          EACH               ---------------------------------------------------
       REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                      9,450,000
                             ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,450,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 4 of 7


     Starwood Hotels & Resorts Worldwide, Inc. and ITT Corporation hereby amend and supplement their statement on Schedule 13D relating to the common stock, par value $.01 per share ("ESI Common Stock"), of ITT Educational Services, Inc., a Delaware corporation ("ESI"), as originally filed with the Securities and Exchange Commission (the "Commission") on March 5, 1998. This Schedule 13D of Starwood Hotels & Resorts Worldwide, Inc. and ITT Corporation is hereinafter referred to as the "Statement." ITT Corporation previously reported its ownership in the securities covered by this Statement on its statement on
Schedule 13D originally filed with the Commission on October 17, 1995, as amended by Amendment No. 1 thereto, filed with the Commission on March 17, 1997, Amendment No. 2 thereto, filed with the Commission on July 23, 1997, and Amendment No. 3 thereto, filed with the Commission on November 19, 1997.

     On February 23, 1998, Chess Acquisition Corp., a subsidiary of Starwood Hotels & Resorts Worldwide, Inc. ("Merger Sub"), merged with ITT Corporation (the "Merger") pursuant to an Amended and Restated Agreement and Plan of Merger dated as of November 12, 1997 among Starwood Hotels & Resorts Worldwide, Inc., Merger Sub, Starwood Hotels & Resorts and ITT Corporation. As a result of the Merger, Starwood Hotels & Resorts Worldwide, Inc. became the beneficial owner of the 22,500,000 shares of ESI Common Stock then held by ITT Corporation.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 of the Statement is hereby amended to read in its entirety as follows:

     "The persons filing this statement are (1) Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation"), whose principal business office is located at 777 Westchester Avenue, White Plains, NY 10604 and (2) ITT Corporation, a Nevada corporation and a wholly owned subsidiary of the Corporation ("ITT"), whose principal business office is also located at 777 Westchester Avenue, White Plains, NY 10604. The Corporation is a hotel management and operating company, whose shares of common stock are paired with and trade together as a unit with shares of beneficial interest (together, "Paired Shares") of Starwood Hotels & Resorts (the "Trust" and, together with the Corporation, "Starwood Hotels"), a real estate investment trust. The Corporation leases properties from the Trust and operates them directly, through its subsidiaries or through third party management companies. The information with respect to the directors and executive officers of the Corporation is set forth on Appendix A attached hereto, and incorporated herein by reference. The information with respect to the directors and executive officers of ITT is set forth on Appendix B attached hereto, and incorporated herein by reference.

     Neither the Corporation nor ITT has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor, to the knowledge of the Corporation and ITT, has anyone listed in the attached Appendices A and B been convicted in such a proceeding.

     To the knowledge of the Corporation and ITT, during the past five years, none of the Corporation, ITT or any of the persons listed on the attached Appendices A and B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Statement is hereby amended to read in its entirety as follows:

     "As a result of the Merger, the Corporation became the beneficial owner of the 22,500,000 shares of ESI Common Stock held by ITT. The Corporation has previously announced that it is exploring a range of disposition strategies for ESI. To that end, on February 13, 1998, ESI filed with the Commission a registration statement on Form S-3 (as amended, the "Registration Statement") for an underwritten public offering of 11,000,000 shares of the ESI Common Stock held by ITT. The number of shares to be offered was subsequently increased to 11,350,000. The Registration Statement also covered an additional 1,700,000 shares of the ESI Common Stock held by ITT to cover over-allotments, if any. The Commission declared the Registration Statement effective on June 3, 1998, and on June 9, 1998, the Corporation closed the sale (the "Sale") of the 11,350,000 shares of ESI Common Stock and the 1,700,000 shares subject to the over-allotment (a total of 13,050,000 shares of ESI Common Stock).

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 5 of 7


     At the time the Merger was consummated, four of the ten members of the Board of Directors of ESI (the "ESI Board") resigned, effective February 23, 1998. On February 25, 1998, the remaining members of the ESI Board elected Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht to fill the vacancies created by the foregoing resignations and to serve as directors of ESI for terms expiring at the 2000, 1999, 2000 and 1998 Annual Meetings of stockholders of ESI, respectively, and until such director's successor is duly elected and qualified. Mr. Sternlicht was re-elected as a director at ESI's 1998 Annual Meeting of Shareholders for a term expiring at the 2001 Annual Meeting of Shareholders.

     A Stockholder Agreement (the "Stockholder Agreement") dated June 3, 1998 between ITT and ESI, among other things, provides that (a) the authorized number of directors on the ESI Board shall not exceed 10, (b) the authorized number of classes of directors of the ESI Board shall not exceed three, (c) in connection with each annual meeting of ESI's shareholders the ESI Board shall nominate and recommend such number of persons (rounded up to the next whole number but not to exceed four) designated by ITT to be elected to the ESI Board so that the total number of ITT designees on the ESI Board is in relative proportion to the percentage of the outstanding shares of ESI Common Stock held by ITT and its affiliates (collectively, the "ITT Group") and (d) the membership of the standing Nominating Committee of the ESI Board shall be limited to four members, two of whom must be directors who are ITT designees until the number of ITT designees on the ESI Board is two, in which event only one ITT designated director must be on the Nominating Committee, and if there is one ITT designee on the ESI Board, such designee is not required to be on the Nominating Committee (collectively, the "Board Rights"). The Stockholder Agreement also provides that the Board Rights shall terminate when the ITT Group holds less than 7.5% of the outstanding shares of ESI Common Stock. The ITT Group may assign the Board Rights in whole, but not in part, to any one transferee from the ITT Group of 10% or more of the outstanding shares of ESI Common Stock (the "Rights Transferee"). The ITT designees currently on the ESI Board are Mr. Coelho, Ms. Josephs, Mr. Kleeman and Mr. Sternlicht."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Statement is hereby amended to read in its entirety as follows:

     "ITT owns 9,450,000 shares (35.0%) of ESI Common Stock. The Corporation is not the record owner of any of ESI's capital stock.

     ITT has sole power with respect to the voting and disposition of such securities. The Corporation does not have any such power other than in its current capacity as parent of ITT.

     Other than the Sale, there have been no transactions by ITT or the Corporation in the securities of ESI during the past sixty days.

     To the knowledge of ITT and the Corporation, no executive officer or director of ITT or the Corporation, except as indicated on Appendices A and B,
(a) owns any shares of ESI Common Stock; (b) has a right to acquire shares of ESI Common Stock; or (c) has engaged in any transaction in ESI Common Stock during the past sixty days."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Statement is hereby amended to read in its entirety as follows:

     "An Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") dated June 3, 1998 between ITT and ESI, among other things, provides that, upon request of ITT, ESI will register under the Securities Act of 1933, as amended (the "Securities Act"), any of the shares of ESI Common Stock held by ITT for sale in accordance with ITT's intended method of disposition thereof, and will take such other action necessary to permit the sale thereof in other jurisdictions. ITT has the right to request two such registrations after the Sale. ESI will pay all registration expenses (other than underwriting discounts and commissions and ITT's legal, accounting and advisors expenses) in connection with such registrations. ITT also has the right, which it may exercise at any time and from time to time during the term of the agreement, to include the shares of ESI Common Stock held by it in other registrations of shares of ESI Common Stock initiated by ESI on its own behalf or on behalf of any other person. ESI will pay all registration expenses (other than underwriting discounts and commissions related to the shares of ESI Common Stock sold by ITT, ITT's legal, accounting

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 6 of 7


and advisors expenses, and the filing fees payable under the Securities Act for the shares of ESI Common Stock sold by ITT) in connection with each such registration. The rights of ITT under the Registration Rights Agreement are transferable by ITT. The Registration Rights Agreement terminates five years after the Sale.

     The Registration Rights Agreement prohibits the holder of any shares of ESI Common Stock registered by ESI pursuant to such agreement from disposing of any such shares if the disposition would cause a change in control of ESI or any of its ITT Technical Institutes, until ESI receives all of the required prior approvals of certain accrediting commissions and federal and state regulatory agencies.

     The Stockholder Agreement prevents ESI as a result of any statutory anti-takeover or other anti-takeover provisions adopted by ESI from (a) significantly limiting or restricting the ability of the ITT Group or any transferee from the ITT Group of 10% or more of the outstanding shares of ESI Common Stock to transfer or vote the ESI Common Stock held by it or (b) significantly adversely affecting the value of the shares of ESI Common Stock currently owned by the ITT Group or any transferee from the ITT Group of 10% or more of the outstanding shares of the ESI Common Stock. The Stockholder Agreement also prevents ESI from taking any action that would subject any such shares to any restriction, limitation or provision of law to which other holders of ESI Common Stock are not subject. These restrictions will end when the ITT Group holds less than 10% of the outstanding shares of Common Stock.

     The Stockholder Agreement prohibits the ITT Group or the Rights Transferee from transferring any of the shares of the ESI Common Stock if such transfer would cause a change in control of ESI or any of the ITT Technical Institutes, until ESI receives all of the required prior approvals of certain accrediting commissions and federal and state regulatory agencies."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Stockholder Agreement dated as of June 3, 1998 between ITT Corporation and ITT Educational Services, Inc.

     99.2 Amended and Restated Registration Rights Agreement dated as of June 3, 1998 between ITT Corporation and ITT Educational Services, Inc.

                               *  *  *  *  *  *

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 7 of 7



                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  June 29, 1998.

STARWOOD HOTELS & RESORTS                ITT CORPORATION
     WORLDWIDE, INC.


By: /s/ Ronald C. Brown                  By:  /s/ Alan M. Schnaid
    ----------------------------              -------------------------------
    Ronald C. Brown                           Alan M. Schnaid
    Vice President and                        Vice President, Controller and
      Chief Financial Officer                   Assistant Secretary

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 1 of 6 Appendix A


Appendix A of the Statement is hereby amended and supplemented by deleting it in its entirety and substituting the following:


                                  APPENDIX A

             DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION


(I)     (a)  Name:

             Brenda C. Barnes (Director)

        (b)  Residence Address:

             4230 Palmer Drive
             Naperville, Illinois  60564

        (c)  Present Principal Occupation or Employment:

             Member of the Boards of Directors of The New York Times Company, 229 West 43rd Street, New York, New York 10036; Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois 60179; Avon Products, Inc., 1345 Avenue of the Americas, New York, New York 10105; and the Corporation.

        (d)  Citizenship:

             United States

(II)    (a)  Name:

             Juergen Bartels (Director)

        (b)  Business Address:

             Starwood Hotels & Resorts Worldwide, Inc.
             777 Westchester Avenue
             White Plains, New York 10604

        (c)  Present Principal Occupation or Employment:

             Chief Executive Officer of the Hotel Group of the Corporation

        (d)  Citizenship:

             Germany

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 2 of 6 Appendix A


(III)   (a)   Name:

              Jonathan D. Eilian (Director)

        (b)   Business Address:

              Starwood Capital Group, L.L.C.
              Three Pickwick Plaza, Suite 250
              Greenwich, Connecticut 06830

        (c)   Present Principal Occupation or Employment:

              Managing Director of Starwood Capital Group, L.L.C.

        (d)   Citizenship:

              United States

(IV)    (a)   Name:

              Bruce M. Ford (Director)

        (b)   Business Address:

              Ford Management Corporation
              104 East Park Drive, Suite 300
              Brentwood, Tennessee 37027

        (c)   Present Principal Occupation or Employment:

              President of F.K.B. Management Corporation, hotel and restaurant management companies; President of Ford Management Corporation, a hotel/motel management and development company; and member of Gibson 25 Associates, LLC, a hotel developer.

        (d)   Citizenship:

              United States

(V)     (a)   Name:

              Graeme W. Henderson (Director)

        (b)   Residence Address:

              1777 La Cresta Drive
              Pasadena, California 91103

        (c)   Present Principal Occupation or Employment:

              Private Investor

        (d)   Citizenship:

              United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 3 of 6 Appendix A


(VI)    (a)   Name:

              Earle F. Jones (Director)

        (b)   Business Address:

              MMI Hotel Group
              1000 Red Fern Place
              Flowood, Mississippi 39208

        (c)   Present Principal Occupation or Employment:

              Co-Chairman of MMI Hotel Group/Dining Systems, a hotel company

        (d)   Citizenship:

              United States

(VII)   (a)   Name:

              Michael A. Leven (Director)

        (b)   Business Address:

              U.S. Franchise Systems, Inc.
              13 Corporate Square, Suite 250
              Atlanta, Georgia 30329

        (c)   Present Principal Occupation or Employment:

              Chairman of the Board, President and Chief Executive Officer of U.S. Franchise Systems, a hotel franchising and development company

        (d)   Citizenship:

              United States

(VIII)  (a)   Name:

              Daniel H. Stern (Director)

        (b)   Business Address:

              Reservoir Capital Group, L. L.C.
              153 East 53rd Street, 43rd Floor
              New York, New York 10022

        (c)   Present Principal Occupation or Employment:

              President of Reservoir Capital Group, L.L.C., a New York based investment management firm

        (d)   Citizenship:

              United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 4 of 6 Appendix A


(IX)    (a)   Name:

              Barry S. Sternlicht (Chairman of the Board of Directors)

        (b)   Business Address:

              Starwood Capital Group, L.L.C.
              Three Pickwick Plaza, Suite 250
              Greenwich, Connecticut 06830

        (c)   Present Principal Occupation or Employment:

              Chairman and Chief Executive Officer of the Trust and Chairman of the Board of Directors of the Corporation; General Manager of Starwood Capital Group, L.L.C. and President and Chief Executive Officer of Starwood Capital Group, L.P.

        (d)   Citizenship

              United States

        (e)   Ownership of ESI Common Stock

              Mr. Sternlicht is the beneficial owner of 2,000 shares of ESI Common Stock, all of which were purchased on June 4, 1998 in the public offering by ITT described in Item 4 of this Statement.

(X)     (a)   Name:

              Barry S. Volpert (Director)

        (b)   Business Address:

              Goldman Sachs International Limited
              Peterborough Court
              133 Fleet Street, 7th Floor
              London, England 3C4A 2BB

        (c)   Present Principal Occupation or Employment:

              Managing Director in the Principal Investment Area of Goldman, Sachs & Co.

        (d)   Citizenship:

              United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 5 of 6 Appendix A


(XI)    (a)   Name:

              Daniel W. Yih (Director)

        (b)   Business Address:

              c/o Chilmark Partners
              875 North Michigan Avenue, #2100
              Chicago, Illinois 60611

        (c)   Present Principal Occupation or Employment:

              General Partner of Chilmark Partners, L.P., an investment firm

        (d)   Citizenship:

              United States

(XII)   (a)   Name:

              Susan Bolger (Executive Officer)

        (b)   Business Address:

              Starwood Hotels & Resorts Worldwide, Inc.
              777 Westchester Avenue
              White Plains, New York 10604

        (c)   Present Principal Occupation or Employment:

              Executive Vice President, Human Resources of the Corporation

        (d)   Citizenship:

              United States

(XIII)  (a)   Name:

              Ronald C. Brown  (Executive Officer)

        (b)   Business Address:

              Starwood Hotels & Resorts Worldwide, Inc.
              2231 East Camelback Road, Suite 400
              Phoenix, Arizona 85016

        (c)   Present Principal Occupation or Employment:

              Executive Vice President and Chief Financial Officer of the Corporation

        (d)   Citizenship:

              Canada

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 6 of 6 Appendix A


(XIV)   (a)   Name:

              Theodore W. Darnall (Executive Officer)

        (b)   Business Address:

              Starwood Hotels & Resorts Worldwide, Inc.
              777 Westchester Avenue
              White Plains, New York  10604

        (c)   Present Principal Occupation or Employment:

              Executive Vice President and Chief Operating Officer of the Corporation

        (d)   Citizenship:

              United States

(XV)    (a)   Name:

              Richard D. Nanula (Director and Executive Officer)

        (b)   Business Address:

              Starwood Hotels & Resorts Worldwide, Inc.
              777 Westchester Avenue
              White Plains, New York  10604

        (c)   Present Principal Occupation or Employment:

              President and Chief Executive Officer of the Corporation

        (d)   Citizenship:

              United States

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 1 of 2 Appendix B


Appendix B of the Statement is hereby amended and supplemented by deleting it in its entirety and substituting the following:

                                  APPENDIX B

                   DIRECTORS AND EXECUTIVE OFFICERS OF ITT


(I)     (a)   Name:

              Peter G. Boynton (Director and Executive Officer)

        (b)   Business Address:

              Caesars World, Inc.
              3800 Howard Hughes Parkway
              Suite 1600
              Las Vegas, Nevada 89109

        (c)   Present Principal Occupation or Employment:

              Chairman and Chief Executive Officer of Caesars World, Inc., a subsidiary of ITT

        (d)   Citizenship:

              United States


(II)    (a)   Name:

              Barry S. Sternlicht (Director)

        (b)   Business Address:

              Starwood Capital Group, L.L.C.
              Three Pickwick Plaza, Suite 250
              Greenwich, Connecticut 06830

        (c)   Present Principal Occupation or Employment:

              Chairman and Chief Executive Officer of the Trust and Chairman of the Board of Directors of the Corporation; General Manager of Starwood Capital Group, L.L.C. and President and Chief Executive Officer of Starwood Capital Group, L.P.

        (d)   Citizenship

              United States

        (e)   Ownership of ESI Common Stock

              Mr. Sternlicht is the beneficial owner of 2,000 shares of ESI Common Stock, all of which were purchased on June 4, 1998 in the public offering by ITT described in Item 4 of this Statement.

Schedule 13D
Issuer: ITT Educational Services, Inc.
Page 2 of 2 Appendix B


(III)   (a)   Name:

              Daniel P. Weadock (Executive Officer)

        (b)   Business Address:

              ITT Sheraton Corporation
              60 State Street
              Boston, Massachusetts  02109

        (c)   Present Principal Occupation or Employment:

              Special Assistant to the Chairman of the Corporation

        (d)   Citizenship:

              United States